UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

KING PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
KING PHARMACEUTICALS, INC.
(Name of Filing Person (Issuer))

2 3/4% Convertible Debentures due November 15, 2021 (Title of Class of Securities)	495582AG3 (Registered) 495582AF5 (Restricted) (CUSIP Number of Class of Securities)

James W. Elrod, Esq.
General Counsel and Secretary
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Darin P. Smith, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02110
(617) 542-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$179,325,000	$19,187.78

*	Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2 3/4 % Convertible Debentures due November 15, 2021 (the “Securities”), as described herein, is $996.25 per $1,000 principal amount outstanding. As of April 28, 2006, there was $180,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $179,325,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,187.78	Filing Party:	King Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 1, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:                    ☐

Item 1. Summary Term Sheet.
Item 4. Terms of the Transaction.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A OFFER TO PURCHASE
EX-99.A.1.B FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.D FORM OF LETTER TO BROKERS
EX-99.A.1.E FORM OF LETTER TO CLIENTS
EX-99.A.5.B PRESS RELEASE 05/26/06

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”) on May 1, 2006, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer (the “Tender Offer”) to purchase for cash any and all of its outstanding 2 3/4% Convertible Debentures due November 15, 2021 (the “2 3/4% Debentures”), upon the terms and subject to the conditions set forth in the offer to purchase dated April 28, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any supplements or amendments thereto, collectively constitute the “Tender Offer Documents”).
     The information in the Tender Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     The expiration date for the tender offer has been extended to 12:01 a.m., New York City time, on Friday, June 2, 2006. The offer was previously scheduled to expire at 12:01 a.m., New York City time, on Friday, May 26, 2006.
Item 1. Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:
     The expiration date for the Tender Offer has been extended to 12:01 a.m., New York City time, on Friday, June 2, 2006. The Tender Offer was previously scheduled to expire at 12:01 a.m., New York City time, on Friday, May 26, 2006. As of May 26, 2006, based on the information provided by Computershare Trust Company of New York, the Depositary for the Tender Offer, approximately $170.0 million in aggregate principal amount of the 2 3/4% Debentures had been validly tendered in the Tender Offer, and no Debentures had been withdrawn. On May 26, 2006, the Company issued a press release announcing the extension of the expiration date of the Tender Offer. A copy of this press release is filed as Exhibit (a)(5)(B) to this Amendment No. 1 and is incorporated herein by reference.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by the following exhibits:
     (a)(1)(A) Offer to Purchase, dated April 28, 2006.
     (a)(1)(B) Form of Letter of Transmittal (including Substitute Form W-9).
     (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
     (a)(1)(E) Form of Letter to Clients.
     (a)(5)(B) Press release issued by the Company on May 26, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 30, 2006

KING PHARMACEUTICALS, INC.

By:	/s/ BRIAN A. MARKISON
Name:	Brian A. Markison
Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 28, 2006.

(a)(1)(B)	Form of Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients.

(a)(5)(A)*	Press Release issued by the Company on April 28, 2006.

(a)(5)(B)	Press Release issued by the Company on May 26, 2006.

(b)(1)	Indenture (including form of 1 1/4% Convertible Senior Note due 2026), dated as of March 29, 2006, by and among the Company, its domestic subsidiaries and The Bank of New York Trust Company, N.A., as trustee, is incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-15875) filed with the Commission on March 30, 2006.

(d)(1)	Indenture (including form of 2 3/4% Convertible Debenture due November 15, 2001), dated as of November 1, 2001, by and among the Company, the guarantors listed on the signature pages thereto and The Bank of New York, as trustee, is incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-3 (SEC File No.: 333-82126) filed by the Company with the Commission on February 4, 2002.

(d)(2)	Registration Rights Agreement, dated November 1, 2001, by and among the Company, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Banc of America Securities LLC and UBS Warburg LLC, is incorporated herein by reference to Exhibit 4.5 to the Registration Statement on Form S-3 (SEC File No.: 333-82126) filed by the Company with the Commission on February 4, 2002.

(d)(3)	The information set forth in response to Item 12(b)(1) of this Amendment No. 1 is incorporated herein by reference.

(d)(4)	Registration Rights Agreement, dated as of March 29, 2006, by and among the Company, its domestic subsidiaries and Citigroup Global Markets Inc., as representative of the Initial Purchasers (as defined therein), is incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-15875) filed with the Commission on March 30, 2006.
(g) Not applicable.
(h) Not applicable.

*	Previously filed.